EXHIBIT 12

OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES
COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES
(Amounts in millions, except ratios)

For the years ended December 31,	2014		2013	2012	2011		2010
Income from continuing operations (a)	$(130)		$4,932	$3,829	$5,527		$3,851
Subtract:
Net income attributable to noncontrolling interest	(14)		—	—	—		(72)
Adjusted income from equity investments (b)	64		52	163	(33)		(60)
	(80)		4,984	3,992	5,494		3,719
Add:
Provision for taxes on income (other than foreign oil and gas taxes)	(280)		1,353	249	1,167		671
Interest and debt expense	77		132	149	313	(c)	133
Portion of lease rentals representative of the interest factor	52		60	58	57		55
	(151)		1,545	456	1,537		859
Earnings before fixed charges	$(231)		$6,529	$4,448	$7,031		$4,578
Fixed charges:
Interest and debt expense including capitalized interest	$257		$269	$254	$384	(c)	$204
Portion of lease rentals representative of the interest factor	52		60	58	57		55
Total fixed charges	$309		$329	$312	$441		$259
Ratio of earnings to fixed charges	(0.75)		19.83	14.26	15.93		17.65
Insufficient coverage	$(540)	(d)	$—	$—	$—		$—
Note:  Results of California Resources Corporation have been reflected as discontinued operations for all periods presented.

(a)
The 2014 amounts includes a $4.2 billion dollar after-tax impairment charge related to the decline in crude oil market prices, a $338 million after-tax gain for the sale of the Hugoton assets, a $403 million after-tax gain for the sale of the BridgeTex assets, a $861 million after-tax gain for the sale of a portion of an investment in the General Partner of Plains All-American Pipeline L.P., and a $1.2 billion after-tax impairment related to Josyln and mark to market adjustments for Oxy's California Resources investment. The 2013 amount includes a $624 million after-tax gain for the sale of a portion of an investment in the General Partner of Plains All-American Pipeline L.P., a $85 million after-tax gain for the sale of an investment in Carbocloro, a Brazilian chemical facility and $387 million of after-tax charges related to the impairment of non-producing domestic acreage. The 2012 amount includes after-tax charges of $1.1 billion for the impairment of domestic gas assets and related items.

(b)	Represent adjustments to arrive at distributed income of equity investees.
(c)	Excludes a pre-tax charge of $163 million for the early redemption of debt.
(d)	The 2014 ratio of earnings to fixed charges excluding certain items (a) is 11.96